Exhibit 99.1
NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER

Edmonton, Alberta, March 12, 2015 – North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that its Chief Financial Officer, David Blackley has resigned effective as of today.  “I would like to thank David for his considerable contribution to the significant improvements we have made to our financial position and performance over the last three years and wish him the very best for the next chapter in his career,” said Martin Ferron, President and Chief Executive Officer of the company.

“We will soon be appointing a person from within our ranks to take on the new position of VP Finance.  I will be working closely with that person on strategic financial matters going forward.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.naepi.ca